Rentberry

Making rent easy — Bid, sign, pay, & submit requests all in one app

RENTBERRY.COM   SAN FRANCISCO CALIFORNIA





CEO, Alex Lubinsky, spent over a month searching the San Francisco rental market when he realized there must be a more efficient way to find the right apartment. The Rentberry platform is used to search, negotiate, and rent apartments — as well as communicating to your landlord, paying rent, and submitting maintenance requests.

Oleskiy Lyubynskyy CEO @ Rentberry

ABOUT   UPDATES⁰   GRAPEVINE⁰   ASK A QUESTION⁰

Why you may want to support us...

1   3M+ properties in 40+ countries.

2   $10M raised. Investors: Zing Capital, Google, McKinsey & Co, CBRE, Harvard Business Alumni, etc.

3   900K users in 2019. 167K monthly active users.

4   Leading industry partnership with Emaar UAE — owns the world's largest mall & tallest building.

5   iOS & Android Apps.

6   Featured on WSJ, Inc, Fox, Forbes, ABC, and more.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Oleskiy Lyubynskyy
CEO
Co-founded CityHour in 2012. Won "Innovation Award" at the MacWorld 2014 conference. Sold the technology in 2015. Previously at Deloitte and Cisco.
(in)



Ingrid Savain

In the news

Downloads

📄 Rentberry Presentation Spring.2020 1.pdf

We finally did it — renting done right. And the numbers show.

Rentberry is a transparent rental application and price negotiation platform uniting tenants and landlords. We've grown fast since 2017.





We've raised $10M so far.

From Zing Capital, Google, 808 Ventures, Ericsson, Nokia, Lenovo, McKinsey & Company, CBRE, Harvard Business School Alumni Angels of Greater New York, and many more.





Why now?

Renting is the new buying. Five to six million families will become new renting households in the US alone over the next 10 years. Renting has become an economic and lifestyle choice for 46% of those under the age of 45. It gives flexibility. Freedom. Less risk.


The US Market is Huge
44 mln
units rented each year
87 bln USD
blocked as rental deposits
694 bln USD
spent on rent each year
*Information from nhmc.org and Yardi Matrix.

Despite the economy, we holdfast.

Even during downtimes and recessions (including COVID-19), Rentberry remains strong and flourishes as everyone rents. People stop buying properties and resort to renting. In downtimes, our company and industry, as a whole, are essentially "protected."


Largest Markets in the US
New York, 8%
California, 15%
Texas, 16%
Florida, 8%
*Information from Google Analytics. Users. Jan 1st, 2019 – Dec 31st, 2019.

Rentberry makes it easy.

Select a property, analyze the competition, submit your application, e-sign the lease, and manage your rental. Done.


Global Rental Platform
Available in 40+ countries
Customizable rental experience
Extensive search capabilities


Renting Done Right. Finally.

People want this.

Both renters and property owners. Tenants want their search to be transparent and fast. Homeowners want to lease to quality tenants at the highest price. The problem is that current platforms don't solve this. Rentberry does.


Saving and Comfortable for Renters
Full Rental Experience
First and only closed loop platform
Instant Savings
Save crucial time and thousands during move-in
Intelligent Analysis
Have full visibility into the rental process
No Spam
All listings are current and verified
Co-signer Network
Efficient management of security deposits
Maintenance Request
Instant and hassle-free communication with landlords


Efficient and Secure for Property Owners
Online Applications
Instant decision making process
Rental Price Bidding
Receive higher bids from prospective tenants
E-Sign Contracts
E-sign all rental agreements
Quality Leads
Syndicate properties to top real estate platforms
Reviews & Ratings
Receive valuable insight on prospective tenants
On-time Rent Payments
Flexible payment options

How we make money

The yearly market opportunity for Rentberry is $7B — revenue from tenants, landlords, and agents alone. This does not include revenue from enterprise.


Flexible Revenue Model
Tenants
Application fee
$9.99
per application
Screening Fee
$1 .99
per property
Landlords
Property promotion
(30 days)
$49.99
per property
E-sign, rent collection & cloud data storage
$19.99
per property


Agents
Agent fee
$24.99
monthly
per agent
*Does not include revenue from other sources (such as sale of renters insurance, leads to moving companies, etc.)
Enterprise
Residential properties
(homes, apartments & condos)
$1.00
monthly
per property
Commercial properties
(offices, retail stores & malls)
$0.02
monthly
per sq. ft.

The Plan


Next Steps
Capital Raise Target:
$3.2 mln
(70% secured)
Accomplished to date:
Built dedicated team
Proved business model
Established strong customer base
Secured key partnerships
Achieved strong media coverage
Secured high profile investors
Successfully raised $10 mln
Funding will help us:
Fully patent technology
Increase user base
Add product functionality
Implement financial monetization
Expand commercial real estate platform
Enter senior housing space
Continue international growth

Investor Testimonials

Steve Burton (USA)
Managing Partner, Beechwood Ventures


Steve Burton
from Rentberry
01:26
vimeo

Trevor Bond (USA)
Co-chair, HBS Alumni Angels


Trevor Bond
from Rentberry
01:02

Gary Macbeth (Australia)
Managing Partner, 808 Ventures



Join us!

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Rentberry is a transparent rental application and price negotiation platform uniting tenants and landlords. It automates all the standard rental tasks from submitting personal information, customer offers and eSigning rental agreement to sending maintenance requests. Welcome to the Rentberry neighborhood – where new tenants are moving in every day!

Where will your company be in 5 years? ⌄

In five years...

Why did you choose this idea? ⌄

CEO, Alex Lubinsky, spent over a month searching the San Francisco rental market when he realized there must be a more efficient way to find the right apartment. The Rentberry platform is used to search, negotiate, and rent apartments — as well as communicating to your landlord, paying rent, and submitting maintenance requests.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

This is a good idea right now, because renting is the new buying. In fact, 5 to 6 million families will become new renting households in the US alone over the next 10 years. Renting has become an economic and lifestyle choice for 46% of those under the age of 45.

However, there is a challenge in the long-term rental market. Tenants want transparency and save valuable time. On the other hand, homeowners want to lease to quality tenants at the highest price.

The problem is that current platforms lack a solution and the technology for this.

How far along are you? What's your biggest obstacle? ⌄

Since Nov 2018, we have had 3M+ properties listed with 900K+ users in 40+ countries. 167K users are monthly active users.

We've established 30+ partnerships, including Emaar U.A.E., the owner of the largest shopping mall in the world (The Dubai Mall) and the tallest building in the world (Burj Khalifa)

Khama).

Our biggest obstacle is...

Who competes with you? What do you understand that they don't? ⌄

RentPath, Radpad, Apartment List, Zillow, Zumper, Craigslist, Lovely, and Trulia compete with us. However, the following are problems with our competition:

- Painful experience with brokers
- Time-consuming platforms
- Absence of transparent application process
- Incomplete business models
- Inability to save on move-in costs
- Outdated design and features

How will you make money? ⌄

Our revenue model is flexible. We make money from 4 stakeholders: tenants, agents, landlords, and enterprise.

Our TAM is...

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Does a bad economy affect the company? ⌄

Even during downtimes and recessions, Rentberry flourishes as everyone rents. People stop buying properties and resort to renting. In downtimes, our company and industry as a whole are essentially "protected."